Exhibit 19.1

Insider Trading Policy

1.0	PURPOSE

To provide guidelines on the proper obtaining or use of Material Non-Public information in connection with a purchase or sale of securities.

2.0	APPLICATION

Applies to all Nabors employees.

3.0	DEFINITIONS
3.1	Material Non-Public Information - includes information that is not available to the public at large that could affect the market price of the security and to which a reasonable investor would attach importance in deciding whether to buy, sell or retain the security
3.2Tipping – involves the passing along of Material Non-Public Information to others in breach of a duty to maintain such information in confidence.

4.0	RESPONSIBILITIES
4.1	Directors/Officers/Employees
4.1.1	must maintain the confidentiality of Material Non-Public Information relating to the Company, its affiliates, and their customers, suppliers, or other corporations with which they either have contractual relationships or may be negotiating transactions,
4.1.2	may not buy or sell securities of the Company, its affiliates, and their customers, suppliers, or other corporations with which they either have contractual relationships or may be negotiating transactions on the basis of Material Non-Public Information related to that entity or communicate such information to others, regardless of how the information was obtained,
4.1.3	must not permit any member of their immediate family, anyone acting on their behalf, or anyone to whom they have disclosed any Material Non-Public Information in confidence, to trade in securities on the basis of such Material Non-Public Information, and
4.1.4	should not engage in any transactions in which they may even appear to be trading on the basis of Material Non-Public Information in their possession.

5.0	POLICY
5.1Directors, officers, and employees of the Company, as well as their immediate family members and others with whom such persons maintain a relationship of trust, are prohibited from trading in the Company’s securities while in possession of Material Non-Public Information relating to the Company, or in the securities of any company with which the Company does business while in possession of Material Non-Public Information relating to that company.

6.0	GENERAL CONSIDERATIONS
6.1	In the course of their relationship or employment with the Company, directors, officers and other employees frequently come into possession of Material Non-Public Information concerning the Company and its affiliates, and their customers, suppliers or other corporations with which they either have contractual relationships or may be negotiating transactions.
6.2	U.S. federal securities laws and regulations impose potentially onerous civil and criminal penalties on persons who improperly obtain or use Material Non-Public Information in connection with a purchase or sale of securities.
6.3	Put and call options on the Company’s stock are publicly traded on the American Stock Exchange and the Chicago Options Board. These options, as well as “short sales” of the Company’s stock, are inherently speculative. A person who trades in options on, or who engages in short sales of, the Company’s stock gives the appearance of attempting to profit through material non-public information, even if no such attempt is involved. Accordingly, directors, officers and employees are prohibited from such activities.
6.4	Unauthorized disclosure of any internal information about the Company may have serious implications for the Company, whether or not the information is used to facilitate insider trading in the securities of the Company. Internal Company matters or developments should not be discussed with anyone outside of the Company, except in the performance of regular corporate duties.
6.5	In order to ensure compliance with applicable laws and to avoid the appearance of impropriety, all directors, officers, presidents, vice presidents and certain other designated employees shall obtain the approval of the General Counsel of Nabors Corporate Services, Inc. prior to purchasing or selling securities of the Company.
6.6In all cases, the ultimate responsibility for adhering to this policy and avoiding improper trading rests with each director, officer, and employee, and any action on the part of the Company, the General Counsel or any other employee or director pursuant to this policy (or otherwise) does not, in any way, constitute legal advice or insulate an individual from liability under applicable securities laws.
6.7If this Policy is violated, the Company may take disciplinary action against such director, officer, or employee.

7.0	BACKGROUND
7.1The U.S. federal securities laws and regulations on insider trading prohibit any person from (1) trading in securities on the basis of Material Non-Public Information; (2) tipping such information to others; (3) recommending the purchase or sale of securities on the basis of such information; and (4) assisting someone who is engaged in any of the above activities.
7.2A person who has acquired Material Non-Public Information through a special position of trust or some other confidential relationship is viewed as having a duty to maintain the information in confidence and not misappropriate such information. This duty extends to the Company’s directors, officers and employees, as well as members of such persons’ immediate families and households, and may include other persons with whom a pattern or history of maintaining confidences exists.
7.3Material Non-Public Information
7.3.1	Common examples of information that will frequently be regarded as Material Non-Public Information are:
a.Impending bankruptcy or financial liquidity problems.

b.Projections by a corporation’s officers of future earnings or losses.
c.News of a pending or proposed merger or acquisition, or a tender offer or exchange offer.
d.News of a significant sale of assets or the disposition of a subsidiary.
e.Changes in dividend policies or the declaration of a stock split or the offering of additional securities.
f.Changes in management.
g.	Significant new products or discoveries
h.	Gain or loss of a substantial customer or supplier
i.	Significant contract awards involving the Company and a customer or supplier.
7.3.2	Either positive or adverse information may be material.
7.3.3	Information is considered to be available to the public only when it has been released to the public through appropriate communication channels (e.g., by means of a filing with the SEC, a press release or a statement from one of the Company’s senior officers) and enough time has elapsed to permit the public to absorb and evaluate the information.
7.3.4Once public release has occurred, information shall normally be regarded as absorbed and evaluated within twenty-four (24) hours thereafter.

8.0	TIPPING
8.1The recipient of the tip becomes subject to a duty not to misappropriate such information. Both parties in a tipping case may be subject to liability for insider trading.

9.0	QUESTIONS OR CONCERNS
9.1Since it is often difficult to determine when the standards specified above have been satisfied, please direct all inquiries or concerns regarding potential insider trading to the Nabors Law Department